QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: September 3, 2004
	By:	/s/ CHRISTOPHER A. MONTAGUE Name: Christopher A. Montague Title: Executive Vice President and General Counsel

September 3, 2004 — TD Bank Revises Dividend Reinvestment Plan Discount for October 31, 2004 Dividend

TORONTO — The Toronto-Dominion Bank today announced that it will apply a 1% discount to the shares to be issued from treasury under its Dividend Reinvestment Plan (the "Plan") for the common share dividend payable on October 31, 2004.

This is a change from the Bank's earlier announcement, on August 26, 2004, that no discount would apply.

On August 26, 2004, the Bank announced that a dividend in an amount of thirty-six cents (36¢) per fully paid common share in the capital stock of the Bank had been declared for the quarter ending October 31, 2004, payable on and after October 31, 2004 to shareholders of record at the close of business on September 16, 2004.

As previously advised, in lieu of receiving their dividends in cash, holders of TD Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Plan.

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. As set out above, the Bank has decided at this time to issue shares from treasury at a 1% discount from the Average Market Price (as defined in the Plan).

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on September 15, 2004. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

Registered participants in the Plan who wish to terminate participation in the Plan so that cash dividends they are entitled to be paid on or after October 31, 2004 are not reinvested under the Plan must give written notice to CIBC Mellon Trust Company at the above address so that it is received by no later than September 14, 2004. Non-registered participants in the Plan should contact their financial institution or broker in advance of September 14, 2004 for instructions on how to terminate participation so that this dividend is not reinvested on or after October 31, 2004.

Participants who wish to continue participation in the Plan do not need to take any action.

For further information contact: Peter J. Aust, Vice President, Capital Finance, (416) 982-8056

QuickLinks

FORM 6-K SIGNATURES